For the fiscal year ended September 30, 2001
File number 811-3084
Prudential Small Company Fund, Inc.


Sub-Item 77J

Reclassification of Capital Accounts

	The Fund accounts and reports for distributions to shareholders in accordance with the American Institute of Certified Public Accountants Statement
of Position 93-2:
Determination, Disclosure, and Financial Statement
Presentation of Income, Capital
Gains, and Return of Capital Distributions by Investment
Companies.  The effect of
applying this statement was to increase undistributed net investment income by
$3,762,790 and decrease paid-in capital by $3,762,790 due to the Fund experiencing net
operating losses. Net Investment income, net realized gains
and net assets were not
affected by this change.